Exhibit 99.20

CREAM MINERALS LTD.
1400 – 570 Granville Street
Vancouver, BC  V6C 3P1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general and special meeting of the shareholders of CREAM MINERALS LTD. (the "Company") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on Thursday, June 23, 2011, at the hour of 2:00 p.m. Pacific Time, for the following purposes:

1.

To receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended March 31, 2010.

2.

To fix the number of directors at seven (7).

3.

To elect directors for the ensuing year.

4.

To appoint the auditor for the ensuing year.

5.

To authorize the directors to fix the remuneration to be paid to the auditor.

6.

To adopt a new 10% rolling stock option plan.

7.

To adopt a shareholder rights plan.

8.

To adopt new Articles to replace the Company's current Articles.

9.

To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this Notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this Notice.

DATED this 20th day of May, 2011.

BY ORDER OF THE BOARD

"Michael E. O'Connor"

MICHAEL E. O'CONNOR
President, CEO and Director